Exhibit 99.2

NICE inContact CXone Wins 2019 BIG Innovation Award

CXone recognized for leading in innovation and bringing new ideas to life

Salt Lake City, February 6, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone – the world’s #1 cloud customer experience platform – has been named a winner in the 2019 BIG Innovation Awards, presented by the Business Intelligence Group. This annual business awards program recognizes the organizations, products and people that are bringing new ideas to life.

In an environment where customer expectations are exceedingly high, NICE inContact CXone powers meaningful touchpoints between brands and customers across all channels – digital and voice. CXone is a complete offering that allows organizations to reliably move to the cloud via proven, enterprise class software. CXone supports exceptional experiences for both customers and employees – unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation.

“The NICE inContact CX Transformation Benchmark found that an overwhelming majority – 81 percent – of consumers are likely to switch to a competitor after just one bad customer service experience,” said Paul Jarman, CEO of NICE inContact. “With the stakes so high, prioritizing that customer relationship and ensuring positive interactions isn’t a luxury, it’s a requirement for success in the CX economy. CXone was designed with innovation at its core, so businesses can stay ahead of evolving customer needs – recognition by the Business Intelligence Group is powerful validation of this new performance standard.”

The 2019 BIG Innovation Award follows a successful year for NICE inContact CXone when multiple leading industry analyst firms recognized NICE inContact and NICE inContact CXone.

“This year’s winners show just how deep a role innovation plays in nearly every aspect of business,” said Maria Jimenez, chief operating officer of the Business Intelligence Group. “We are thrilled to be honoring NICE inContact as they are leading by example and making real progress on improving the daily lives of so many.”

Organizations from across the globe submitted their innovations for consideration in the BIG Innovation Awards. Nominations were then judged by a select group of business leaders and executives who volunteer their time and expertise to score submissions.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.